HART & TRINEN
                                Attorneys at Law

                             1624 Washington Street
                             Denver, Colorado 80203
                                 (303) 839-0061
                              (303) 839-5414 (fax)

                                February 3, 2005

Heidi Berg
Securities and Exchange Commission
450 5th Street, N.W.
Mail Stop 0304
Washington, D.C.  20549

      Re:   Learningwire.com
            Registration Statement on Form SB-2
            File Number 333-121072

Dear Ms. Berg:

      This office represents Learningwire.com (the "Company"). Amendment No. 1 to the Company's Registration Statement on Form SB-2 has been filed with the Commission. This letter sets forth the Company's responses to the comments received from the Staff by letter dated January 7, 2005. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. A numerical reference next to a response indicates the page where changes have been made in response to the comment.

                                                                 Page Reference

    1. Comment complied with.                                       8, 10, 16

    2. Comment complied with.                                    Back cover page

    3. We confirm to the Staff that the outside cover page of the
       prospectus will be one page.                                    N/A

    4. Comment complied with.                                           1

    5. Comment complied with.                                           1

    6. Comment complied with.                                           1

    7. Comment complied with.                                           2

                                                                 Page Reference

8.   We have revised some of the Risk  Factors in response to
     this  comment.  In our opinion each risk factor heading
     clearly states the particular risk and the consequences
     that may result if that risk should occur. In this regard, it should be noted that in some cases the risk factor
     heading contains the entire risk.  In addition, a sentence at the  beginning of the Risk Factor section of  prospectus states that if any of the  enumerated  risks should
     materialize, the Company's common stock may decline in value or prove to be worthless.  In the Microsoft Word version of the prospectus, the Risk Factors headings are in bold face.
     However, on the Edgar system words in bold face show as
     regular type since the  Company's  Edgar filings are made
     in the ASCII format, as opposed to the HTML format. In this amendment all risk factor headings have been underlined for
     ease of identification.                                            5

  9. At the present time the Company has only one director.
     Under Colorado law, corporations do not need to have
     more than one director. The only risk associated with
     the Company having only one director is a risk that the
     director may act in some unilateral and unlawful manner.
     Since we do not feel it is appropriate to suggest Stephen
     Smith would act in such a manner, we do not think the
     risk factor suggested by this comment is ncecessary.               N/A

10. The dilutive effect of the future sales of securities is disclosed in the last sentence, second paragraph of the risk factor entitled "To enable Learningwire to continue in business, Learningwire will eventually need to earn a profit or obtain additional financing until Learningwire is able to earn a profit". We have added a risk factor concerning the share ownership of the existing shareholders. 4

11. Comment complied with.                                                5

12. We have expanded the disclosure concerning the
    Company's Agreements with its suppliers. The
    Company's Agreement with Ingram Micro is filed as
    Exhibit 10.1. The Company does not have a written
    agreement with U.S. Stationer.                                       11

13. Comment complied with.                                             9, 11

14. The fact that the Company must overcome some
    obstacles to be profitable does not render the Company
    a "blank check company". However, we have added disclosure in this section of the prospectus concerning the Company's
    plan to become profitable.                                         9, 11

     15. The Company has not yet issued any SmartRewards or rebates.    N/A

                                                                 Page Reference

16. Comment complied with.                                               15

17. Comment complied with.                                               15

18. Section 3(a)(4) of the Securities Exchange Act of 1934 defines a broker as "any person engaged in the business of effecting transactions in securities for the account of others".

     As explained in the treatise "Securities Regulation"
(Loss/Seligman) on page 2980, "the phrase engaged in the business connotes a certain regularity of participation in purchasing and selling activities rather than a few isolated transactions."

     In the case of the officers who will be selling the securities on behalf of the Company:

     o The officers' primary duties for the Company are other than sale of its securities;
     o The officers will not receive special compensation for their selling efforts; and
     o The officers' employment will continue beyond the conclusion of the securities offering.

      As provided in Rule  3a4-1(b),  no  presumption
arises that a person is a broker if the persons do not meet
the conditions specified in Rule 3a4-1.                               N/A

19. Comment complied with.                                           Note 1

20. We have removed the word "experts" from the table of
contents. In the new accountant's consent, filed as an
exhibit to the amended registration statement, we have
removed the reference to the "expert section" of the            Back cover pg.
prospectus.                                                      Exhibit 23.2

      If you should have any questions concerning the above please do not hesitate to contact the undersigned.

                                    Very truly yours,

                                    HART & TRINEN, L.L.P.



                                    William T. Hart
WTH:tg